Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE
STRUCTURE AT DEPTH

TORONTO, Ontario, Canada, December 21, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), is providing an initial update on the previously announced Island Gold exploration drilling program (Figure 1), which continues to demonstrate the significant potential of this cornerstone asset. The overall program has four main objectives: 1) To test the near-mine potential to extend mine life above the 860 metre level; 2) to test the down plunge extension of the deposit between the 860 and 1,500 metre levels; 3) to test the east-west lateral extension beyond the known deposit; and 4) to test high-priority gold targets on the prospective Island Gold Property. Drilling efforts are ongoing and it is expected that the entire drilling program will be completed by the end of April, 2016.

“We are very encouraged with the early results from the entire exploration program, particularly from the near-mine drilling that is directly contiguous to the PEA deposit area, as this demonstrates significant potential to increase resources above the 860 metre level and add very profitable production ounces, which can utilize existing infrastructure and extend mine life. Additionally, continued exploration success laterally could also support a potential expansion to 1,150 tonnes per day, which was presented in the recent PEA.” stated Renaud Adams, President and CEO. He continued, “We remain very optimistic that the deposit extends vertically below the 1,000 metre level with considerable potential for resource expansion.”

Highlights from the drilling to date include:

Near-Mine Lateral Exploration (Figure 2)

Very encouraging drilling results to date from the near-mine lateral exploration program provide increasing confidence in the potential to extend the Phase 1 mine life to the east and west of the main deposit area above the 860 metre level, beyond the six years considered in the recent Preliminary Economic Assessment (PEA). Currently 3 drills are working in these areas and the program is expected to be completed by April, 2016.

Approximately 14,700 metres of a planned 36,000 metres (5,000 metres from the 450 metre level and 31,000 metres from the 620 metre level) have been completed to date. The drilling is focused on east-west targets that are contiguous to the main deposit area considered in the PEA. Highlights include (all results are reported with estimated true width and high grade capped at 95 g/t):

  Hole 450-467-38: 34.94 g/t gold over 2.35 metres
  Hole 450-467-44: 23.83 g/t gold over 2.35 metres
  Hole 620-543-17: 14.77 g/t gold over 2.10 metres
  Hole 620-536-15: 11.95 g/t over 2.26 metres
  Hole 620-536-26: 8.61 g/t over 3.12 metres

RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE STRUCTURE AT DEPTH
December 21, 2015

Deep Directional Drilling (Figure 3)

The deep directional drilling program designed to test the down plunge extension of the deposit between the 860 and 1,500 metre levels and to follow-up on a single deep hole from surface that intersected 19.87 g/t over 3.93 metres at a depth of 1,200 metres, successfully intersected 25.6 g/t gold over 4.67 metres, approximately 270 metres from the earlier high grade intersection. The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 5,800 metres (4 holes) of the planned 23,000 metres of drilling have been completed, including 3 pilot holes and 1 exploration hole. Currently 3 drills are on site and the directional program is expected to be completed by April 2016.

The 3 pilot holes were planned to intersect the upper end of the target area below the 860 metre level, with an additional 10 holes to be drilled from each of the pilot holes down to the 1,500 metre level. Hole MH1 intersected the down plunge extension of the main zone at a vertical depth of 1,011 metres, and Holes MH2, MH3 and MH3-1 were positioned above and to the east of the MH1 hole at the upper east boundary of the target area to test the down plunge extension from that angle. Highlights include:

  Hole MH1: 25.6 g/t gold over 4.67 metres
  Hole MH2: 2.55 g/t gold over 4.09 metres
  Hole MH3: 1.15 g/t gold over 0.35 metres
  Hole MH3-1: 1.48 g/t gold over 5.29 metres

Eastern Lateral Exploration (Figure 4)

Drilling results to date from exploration drilling program to the east of the main deposit area successfully demonstrate the potential to increase the resource inventory to the east of the mine. Currently, 2 drills are working in this area and the program is expected to be completed by February 2016.

Approximately 5,700 metres of a planned 12,000 metres (7,000 metres from surface and 5,000 metres from the 340 metre level) have been completed to date with results indicating potential extension of the system to the east, including a new area of interest (Hole GD-620-01) located approximately 600 metres to the east of the main deposit, below and to the east of the Goudreau Zone. Highlights include:

  Hole 340-580-09: 5.47 g/t gold over 9.00 metres
  Hole 340-580-08: 5.69 g/t gold over 2.57 metres
  Hole GD-620-01: 24.57 g/t gold over 1.26 metres

Western Lateral Exploration (Figure 5)

Drilling results to date from the exploration drilling program to the west of the main deposit area provide additional confidence in the potential extension of the mineralized system to the west. Drilling has been suspended in this area until January pending receipt of additional assay results and the program expected to be completed by April 2016.

RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE STRUCTURE AT DEPTH
December 21, 2015

Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) have been completed to date and results show potential extensions of the known deposit. Highlights include:

  Hole 190-419-12A: 10.43 g/t gold over 3.19 metres
  Hole LC-388-01: 5.52 g/t gold over 1.44 metres
  Hole LC-15-01: 4.03 g/t gold over 1.23 metres

Regional Surface Exploration (Figure 6)

A 7,500 metre regional exploration program was previously announced that will test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone. It is expected that the drilling program will be launched in early 2016. The regional program will include drilling of selected high-priority gold targets identified by the exploration team, based on their previous work and compilations, elsewhere on the highly prospective 77 km2 Island Gold Property.

“I am very pleased with the encouraging exploration program results received by the Island Gold Mine’s geological team at this early stage of the program. The particularly impressive MH1 intercept confirms the tremendous potential we see for the vertical extension of the Island Gold main mineralized zone at depths below 1,000 vertical metres, with the initial hole returning an intercept of 25.6 g/t gold over a true width of 4.67 metres. This hole is located between the core of the lower C Zone and a previous intercept of 19.87 g/t over 3.93 metres. The drilling results to the east, west and below the resources blocks, strengthens our confidence that we can find additional resources close to our current infrastructure and along strike as well. Launching of our exploration drilling programs was delayed as definition and delineation drilling of the main core of the C zone was the priority this year. I look forward to seeing the results from this drilling program and expect to release the year-end Mineral Resource and Reserve update at the beginning of February.” stated Daniel Adam, Vice-President, Exploration.

Qualified Persons

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont’s Vice-President, Exploration a Qualified Person as defined by NI 43-101.

Quality Control

Assays for the exploration drilling were done at the Wesdome laboratory in Wawa, LabExpert in Rouyn-Noranda and Actlabs in Thunder Bay. All mineralized zones samples will be resent for verification in an accredited laboratory. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance.

About Island Gold

The Island Gold mine is located in an area of northeastern Ontario that is underexplored within the context of Canada’s long mining history. However, within a 15 km radius of the current operations are four past producing mines, three of which occur within the same regional Goudreau shear zone that hosts the Island Gold mine. This underexplored region with proven favourable geology, a lack of regional exploration data at depth and the success we have had in establishing the significant million ounce high-grade resource below our Island Gold Mine, are all evidence of very promising, yet untested potential on the Island Gold land package.

RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE STRUCTURE AT DEPTH
December 21, 2015

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE STRUCTURE AT DEPTH
December 21, 2015

Selected Drill Results (true widths and high grade capped at 95 g/t Au)

NEAR-MINE LATERAL EXPLORATION PROGRAM
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
450-467-38	345.00	227.35	230.5	2.35	78.91	34.94	C	594
		227.35	227.70	0.26	490.77	95.00
		228.30	228.95	0.48	86.45	86.45
		331.1	335.1	3.09	6.08	6.08	G1	649
450-467-44	351.00	136	139.2	2.28	29.94	9.19	E1E	550
	including	137.50	137.80	0.21	316.24	95.00
		229.17	232.4	2.35	48.44	23.83	C	604
	including	230.25	230.90	0.47	217.30	95.00
		309.28	313.6	3.21	16.39	9.79	X	650
	including	312.20	312.50	0.22	190.00	95.00
		318.1	322.9	3.56	9.68	9.68	G	655
	including	322.60	322.90	0.22	57.33	57.33
400-528-11	912.00	649.40	654.00	2.11	5.12	5.12	C	934
620-532-02	320.00	106.50	109.80	2.45	11.85	11.85	D	678
	including	108.26	108.90	0.48	52.70	52.70
		210.50	213.60	2.33	4.32	4.32	C	729
620-536-11	180.00	146.45	149.20	2.65	8.16	8.16	C	614
620-536-15	261.00	117.00	119.70	2.33	2.67	2.67	D1	657
		187.80	190.40	2.26	11.95	11.95	C	676
	including	188.60	189.10	0.43	47.74	47.74
620-536-17	309.00	199.80	203.10	2.66	6.26	6.26	C	711
620-536-26	224.50	175.50	179.00	3.12	8.61	8.61	C	661
	including	175.77	176.20	0.38	54.53	54.53
620-543-11	261.00	166.00	170.27	3.97	7.47	7.47	E1E	652
620-543-12	405.00	214.52	217.70	2.41	5.13	5.13	E1E	733
620-543-17	450.00	294.07	298.00	2.10	14.77	14.77	E1E	849
	including	294.53	295.34	0.43	64.88	64.88

		DEEP DIRECTIONAL DRILLING PROGRAM
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
MH1	1035.35	1199.90	1206.17	4.67	37.41	25.60	C	1011
	including	1204.35	1204.90	0.41	204.84	95.00
	including	1205.23	1205.52	0.22	141.98	95.00
MH-2	1374.00	1157.00	1161.90	4.09	2.55	2.55	E1E	919
MH-3	1400.00	1152.20	1152.65	0.35	1.15	1.15	C	971
MH3-1	1440.00	1232.80	1240.93	5.29	1.48	1.48	C	1076

RICHMONT MINES PROVIDES EXPLORATION UPDATE FOR ISLAND GOLD
POTENTIAL TO EXTEND MINE LIFE LATERALLY ABOVE THE 860 METRE LEVEL;
DEEP DRILLING PROGRAM INTERSECTS 25.6 G/T AU OVER 4.7 METRES IN THE HIGH GRADE STRUCTURE AT DEPTH
December 21, 2015

EASTERN LATERAL EXPLORATION PROGRAM
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
340-580-08	567.00	249.40	253.60	2.57	5.69	5.69	E1E	503
340-580-09	550.00	458.75	475.25	9.00	5.47	5.47	E1E	677
GD-610-01	886.00	793.95	797.95	2.27	1.89	1.89	E1E	719
GD-620-01	883.00	716.1	718.15	1.26	24.86	24.57	E1E	641
	including	717	717.20	0.25	96.46	95.00

WESTERN LATERAL EXPLORATION PROGRAM
Hole				True	Uncut	Cut		Vertical depth
Number	Length	From	To	Width	Grade	Grade	Zone	of Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
190-419-12A	900.00	551.75	560.82	3.19	11.45	10.40	C	676
	including	552.45	552.82	0.13	120.76	95.00
	including	553.13	553.96	0.33	65.66	64.05
LC-388-01	401.00	153.20	156.00	1.44	5.52	5.52	X	121
	including	153.95	154.28	0.17	46.30	46.30
LC-15-01	642	382.50	385.40	1.23	4.03	4.03	X	335